Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Jurisdiction of Incorporation or Limited Partnership

NorthWestern Corporation	Delaware

NorthWestern Growth Corporation	South Dakota

NorthWestern Capital Corporation	Delaware

Blue Dot Services Inc.	Delaware

Netexit, Inc.	Delaware

Clark Fork and Blackfoot, L.L.C.	Montana LLC

NorthWestern Services Corporation	South Dakota

Nekota Resources, Inc.	South Dakota

NorCom Advanced Technologies, Inc.	South Dakota

NorthWestern Energy Development, LLC	Delaware LLC

NorthWestern Generation I, LLC	Delaware LLC

Montana Megawatts I, LLC	Delaware LLC

NorthWestern Energy Marketing, LLC	Delaware LLC

CornerNorth LLC	Delaware LLC

Canadian-Montana Pipe Line Corporation	Canada

Risk Partners Assurance, Ltd.	Bermuda